ITEM 77M: Mergers

               Morgan Stanley Strategist Fund

      On  February 6, 2006, the Board of Trustees of  Morgan
Stanley  Total  Return  Trust ("Total Return")  approved  an
Agreement and Plan of Reorganization between Morgan  Stanley
Strategist  Fund (the "Fund") and Total Return, pursuant  to which  substantially all of the assets of Total Return would be combined with those of the Fund and shareholders of Total
Return  would  become  shareholders of the  Fund,  receiving shares  of the Fund equal to the value of their holdings  in
Total Return (the "Reorganization").  On September 27, 2006,
the Reorganization was approved by the shareholders of Total
Return.   On  October  20,  2006,  the  Reorganization   was
consummated.